North Texas Energy, Inc.

Southridge Services	November 19, 2012
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

●	S-1 Registration Statement Amendment-6 Response Letter

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc.

Comment Responses for S-1 Registration Statement Amendment-6

The responses below address the comments dated November 9, 2012.

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

1.	Per our November 9, 2012 teleconference, please:
●	Amend your document to remove all disclosed proved oil and gas reserves;
●	Apply the applicable revenue interests to the probable and possible gross reserve figures.

Response to Comment 1:
Within the revised third party technical report and the S-1A6 registration statement, disclosures of proved oil and gas reserves were removed. Also, revenue interests of the probable and possible reserve figures reflect royalties (net reserves).The third party technical reported was submitted via direct mail.

2.	Please furnish to us cashflow projections (“EUR Summary”) for the New Diana field leases’ probable reserves, for the New Diana possible reserves and for the Balch lease possible reserves.

Response to Comment 2:
The cashflow projections (“EUR Summary”) for the 1) New Diana field probable reserves, the 2) New Diana field possible reserves,  and the 3) M. W. Balch lease possible reserves were submitted via direct mail.

3.	Please amend your document to disclose the information specified by Items 1202(a)(2), 1202(a)(5), 1202(a)(6), 1202(a)(7), 1202(a)(8), 1206 and 1208 of Regulation S-K.

Response to Comment 3:
Items 1202(a)(2), 1202(a)(5), 1202(a)(6), 1202(a)(7), 1202(a)(8), 1206, and 1208 of Regulation S-K are captured within the S-1A6 registration statement and the third party technical report.

Summarized Consolidated Financial Data, page 8

4.
Please tell us the origin of the financial information you have presented under the column heading “Consolidated” as it does not appear to correspond to any of the financial statements presented in the document.

5.	Please round all per share information disclosed in your filing to the nearest cent.

Response to Comments 4 and 5:
The data referenced in the staff comment has been deleted and the per share information has been rounded to the nearest cent.

Financial Statements of North Texas Energy, Inc.

General

6.
If you are unable to demonstrate that your properties have proved reserves, you will need to revise your disclosures to label capitalized costs of mineral rights as pertaining to unproved/unevaluated properties. In addition, please expand your discussion concerning the full cost ceiling test to disclose the manner by which you assess unproved properties for impairment. A periodic assessment is necessary to comply with Rule 4-10(c)(3)(ii)(1) of Regulation S-X. Finally, any estimates which do not constitute reserves, and the corresponding standardized measure of discounted future net cash flows, should be removed.

Response to Comment 6:
The appropriate revisions have been made concerning the proper categorization of our unproved or unevaluated properties. In addition, further “ceiling test” discussion has been added. Any disclosure previously made that is no longer required has been deleted.

Note 4 – Capitalized Costs Related to Oil and Gas Producing Activities, page 24

7.
We understand from prior correspondence that you will need to remove the reference to the recording of a gain on the acquisition of Remington’s proved oil and gas reserves as this did not occur. Please revise accordingly.

Response to Comment 7:
The proper identifications and characterizations have been made to properly report the transaction in the registrant’s financial data.

Exhibits

8.	Please ask your auditor to refer to all of the financial statement periods he has audited in future consents that you obtain and file with the registration statement. We understand that he audited the financial statements of Remington Oil and Gas for not only the two years ended December 31, 2011, but also the one month ended January 31, 2011. He should also make reference to the correct and complete audit opinion dates in his consent.

Response to Comment 8:
The proper references in the consent letter have been obtained and re-issued.